Exhibit 99.1

MAKING

SUSTAINABLE LIVING

COMMONPLACE

CHAIRMAN’S LETTER

AND NOTICE OF MEETING

ANNUAL GENERAL MEETING

ROTTERDAM 26 APRIL 2017

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

Telephone +31 (0)10 217 4000

15 March 2017 To our shareholders and holders

of depositary receipts

Marijn Dekkers,

Chairman of the Board of Directors

Dear Madam, Sir,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘NV AGM’). The meeting will be held on Wednesday 26 April 2017 in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam. The NV AGM will start at 1.30pm.

As last year, the Boards have decided to hold the AGMs on consecutive days. The NV AGM will be held in the Netherlands on 26 April 2017 and the Unilever PLC AGM (the ‘PLC AGM’) in the UK on 27 April 2017.

Following elections at last year’s AGMs, we strengthened the Boards through the appointment of two new Non-Executive Directors, Youngme Moon and Strive Masiyiwa. Youngme and Strive are both distinguished in their respective fields and have added valuable expertise and further independence to the Boards as well as broadening the experience the Boards can call upon. Following my election as a Non-Executive Director at the 2016 AGMs, I was pleased to assume the Chairmanship of Unilever.

At the NV AGM, our CEO Paul Polman, will update you on the progress of the business in 2016. Following this presentation, we will have a full Q&A session on all matters tabled before we conduct the formal business of the meeting.

As has been our policy for many years, all Directors, with the exception of Professor Louise Fresco, are offering themselves for reappointment. On behalf of the Boards, I would like to thank Louise for her outstanding contribution to Unilever as a Non-Executive Director.

Unilever’s new Reward Framework has been designed to simplify reward and drive longer-term personal commitment through share ownership.

Following an extensive review of the new Reward Framework, during which we met and engaged with many of our investors and other stakeholders, shareholders will be asked at the NV AGM and the PLC AGM to vote on our new Directors’ Remuneration Policy which is included in the Directors’ Remuneration Report in the Unilever Annual Report and Accounts 2016.

Unilever N.V.

Registered office Rotterdam. Commercial register No 24051830

We also set out in the Directors’ Remuneration Report how the current Remuneration Policy, approved at the 2014 AGMs, was implemented in 2016 and how we plan to implement our new Directors’ Remuneration Policy in 2017.

As part of the new Reward Framework, your approval is being sought for the Unilever Share Plan 2017 (the ‘Plan’), a new, share-based, long-term incentive plan for Unilever Executive Directors and managers. While the Plan is very flexible, it is intended that it will be used initially to give more than 15,000 managers worldwide the opportunity to use their after-tax bonus and fixed pay, or other personal funds, to buy Unilever shares.

In return, Unilever Executive Directors and managers will be granted matching awards over Unilever shares, which will vest after four years but normally only:

–	if the Unilever Executive Director or manager stays with Unilever until vesting;

–	if the Unilever Executive Director or manager keeps the shares he or she has purchased until vesting; and

–	to the extent that stretching performance conditions are met.

The Plan may also be used, as a replacement for the Global Share Incentive Plan 2007 (which expires this year), for making conditional share awards to Unilever Executive Directors and managers in accordance with the proposed new Directors’ Remuneration Policy.

We have described how we intend to use the Plan for Executive Directors in more detail in the proposed new Directors’ Remuneration Policy. For other managers, the Plan will be used in broadly the same way. A summary of the Plan is set out in the Appendix to this letter.

The other resolutions put to you for voting will be generally familiar to you. Full explanations of all proposed resolutions are set out in the Explanatory Notes to this Notice.

The Boards believe that all the proposals to be put to you at the NV AGM are in the best interests of Unilever N.V. and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in Unilever N.V.

The NV AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topic relevant to our business and the resolutions. If you would like to be assured of the fullest possible response to a question asked in the NV AGM, it would be helpful if you could give me prior notice of your question. Of course, you are also invited to write to me at any time should you wish. Alternatively you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the Notice of the NV AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s Register of Shareholders. Our 2016 year-end documents are available on our website at www.unilever.com/ara.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Wednesday 19 April 2017. Please refer to the information provided on page 6 of the Notice. All your votes are important to us and I would urge you to cast your vote.

I look forward to seeing as many of you as possible on 26 April 2017.

Yours sincerely,

Marijn Dekkers

Chairman

2	Unilever Chairman’s Letter and Notice of Meeting 2017

UNILEVER N.V. NOTICE OF

ANNUAL GENERAL MEETING 2017

The Annual General Meeting of Shareholders (‘AGM’) of Unilever N.V. (the ‘Company’) is to be held on Wednesday 26 April 2017 at 1.30pm in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

AGENDA

1.	To consider the Unilever Annual Report and Accounts 2016 submitted by the Board of Directors, including the Directors’ Remuneration Report*.

2.	To adopt the Annual Accounts** and appropriation of the profit for the 2016 financial year (resolution).

3.	To discharge the Executive Directors (resolution).

4.	To discharge the Non-Executive Directors (resolution).

5.	To approve the Directors’ Remuneration Policy (resolution)*.

6.	To approve the Unilever Share Plan 2017 (resolution)***.

7.	To reappoint Mr N S Andersen as a Non-Executive Director (resolution).

8.	To reappoint Mrs L M Cha as a Non-Executive Director (resolution).

9.	To reappoint Mr V Colao as a Non-Executive Director (resolution).

10.	To reappoint Dr M Dekkers as a Non-Executive Director (resolution).

11.	To reappoint Ms A M Fudge as a Non-Executive Director (resolution).

12.	To reappoint Dr J Hartmann as a Non-Executive Director (resolution).

13.	To reappoint Ms M Ma as a Non-Executive Director (resolution).

14.	To reappoint Mr S Masiyiwa as a Non-Executive Director (resolution).

15.	To reappoint Professor Y Moon as a Non-Executive Director (resolution).

16.	To reappoint Mr G Pitkethly as an Executive Director (resolution).

17.	To reappoint Mr P G J M Polman as an Executive Director (resolution).

18.	To reappoint Mr J Rishton as a Non-Executive Director (resolution).

19.	To reappoint Mr F Sijbesma as a Non-Executive Director (resolution).

20.	To appoint the Auditor charged with the auditing of the Annual Accounts for the 2017 financial year (resolution).

21.	To designate the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares (resolution).

22.	To authorise the Board of Directors to purchase shares and depositary receipts thereof in the share capital of the Company (resolution).

23.	To reduce the capital with respect to shares and depositary receipts thereof held by the Company in its own share capital (resolution).
*	The Directors’ Remuneration Report is set out on pages 48 to 77 with the Directors’ Remuneration Policy set out on pages 52 to 64.

**	The Annual Accounts for the 2016 financial year within the meaning of Article 2:361 of the Dutch Civil Code comprise the audited information in the Directors’ Remuneration Report and the financial statements set out on pages 78 to 150 of the Unilever Annual Report and Accounts 2016.

***	The Unilever Share Plan 2017 is summarised in the Appendix to this Notice.

Each resolution numbered 5 to 19 (inclusive), if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 27 April 2017 in London, United Kingdom (or any adjournment thereof) is passed by PLC shareholders.

All documents for the AGM, including the Unilever Annual Report and Accounts 2016 and the Unilever Share Plan 2017, are available at www.unilever.com/ara.

Copies may be obtained free of charge from the Company and through ABN AMRO Bank N.V. (‘ABN AMRO’), telephone number +31 20 344 2000, e-mail corporate.broking@nl.abnamro.com.

Unilever Chairman’s Letter and Notice of Meeting 2017	3

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2017

AGENDA ITEM 1

To consider the Unilever Annual Report and Accounts 2016 submitted by the Board of Directors, including the Directors’ Remuneration Report.

At this agenda item a full question and answers session will be held on all matters tabled for this meeting.

AGENDA ITEM 2 – RESOLUTION

TO ADOPT THE ANNUAL ACCOUNTS AND APPROPRIATION OF THE PROFIT FOR THE 2016 FINANCIAL YEAR

It is proposed that:

(i)	the Annual Accounts for the 2016 financial year drawn up by the Board of Directors be adopted; and
(ii)	the profit for the 2016 financial year of €2,354 million be appropriated for addition to the balance sheet item ‘Profit retained’ as set out on page 149 of the Unilever Annual Report and Accounts 2016.

During 2016 €4 million was paid as dividend on the preference shares and €1,973 million was paid as dividend on the ordinary shares.

AGENDA ITEM 3 – RESOLUTION

TO DISCHARGE THE EXECUTIVE DIRECTORS

It is proposed that the Executive Directors in office in the 2016 financial year be discharged for the fulfilment of their task in the 2016 financial year.

AGENDA ITEM 4 – RESOLUTION

TO DISCHARGE THE NON-EXECUTIVE DIRECTORS

It is proposed that the Non-Executive Directors in office in the 2016 financial year be discharged for the fulfilment of their task in the 2016 financial year.

AGENDA ITEM 5 – RESOLUTION

TO APPROVE THE DIRECTORS’ REMUNERATION POLICY

In accordance with Article 2:135 of the Dutch Civil Code, it is proposed to approve the Directors’ Remuneration Policy as set out on pages 52 to 64 of the Unilever Annual Report and Accounts 2016, copies of which are available on Unilever’s website at www.unilever.com/ara.

This resolution shall be subject to the passing of a similar resolution approving the Directors’ Remuneration Policy at the Unilever PLC AGM on 27 April 2017 (or any adjournment thereof). If approved by shareholders at both the Unilever N.V. and Unilever PLC AGMs, the Directors’ Remuneration Policy will take effect immediately after the end of the Unilever PLC 2017 AGM (or, if later, any adjournment of the NV AGM) and will apply until replaced by a new or amended policy.

AGENDA ITEM 6 – RESOLUTION

TO APPROVE THE UNILEVER SHARE PLAN 2017

It is proposed that the rules of the Unilever Share Plan 2017 (the ‘Plan’) (which are summarised in the Appendix to this Notice, and produced in draft to this Meeting and, for the purposes of identification, initialled by the Chairman) be approved and the Boards be authorised to do all acts and things necessary to operate the Plan, including further delegation of those powers, and the Boards be authorised to establish such further plans for the benefit of employees in other countries based on the Plan subject to such modifications as may be necessary or desirable to take account of securities laws, exchange controls and tax legislation provided that any Unilever shares made available under such further plans are treated as counting against any limits on overall participation in the Plan.

This resolution shall be subject to the passing of a similar resolution approving the Plan at the Unilever PLC AGM on 27 April 2017 (or any adjournment thereof). If approved by shareholders at both the Unilever N.V. and Unilever PLC AGMs, the Plan will take effect immediately after the end of the Unilever PLC 2017 AGM (or, if later, any adjournment of the NV AGM).

AGENDA ITEMS 7 THROUGH 19 – RESOLUTIONS

TO REAPPOINT EXECUTIVE AND NON-EXECUTIVE DIRECTORS

Pursuant to Article 20, paragraph 1 of Unilever N.V.’s Articles of Association, all Executive Directors and Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director and at least one Non-Executive Director as set forth in the Articles of Association. Each proposed candidate for reappointment is also being proposed for reappointment to the Board of Unilever PLC.

The resolution to reappoint a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever PLC AGM on 27 April 2017 (or, if later, any adjournment of the NV AGM). In accordance with Article 19, paragraph 5 of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to reappoint all the existing Non- Executive Directors, with the exception of Professor Louise Fresco, who has chosen not to stand for reappointment. The Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, also proposes to reappoint Graeme Pitkethly and Paul Polman as Executive Directors.

The Board of Directors is satisfied, following a formal performance evaluation, that all Non-Executive Directors being proposed for reappointment continue to perform effectively and should be appointed because they continue to demonstrate their broad and relevant experience, commitment to their roles, and international outlook.

Biographical details concerning each of the Directors proposed for reappointment can be found on page 3 of the Unilever Annual Report and Accounts 2016.

AGENDA ITEM 20 – RESOLUTION

TO APPOINT THE AUDITOR CHARGED WITH THE AUDITING OF THE ANNUAL ACCOUNTS FOR THE 2017 FINANCIAL YEAR

Pursuant to Article 34, paragraph 3 of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year.

Each year, the Audit Committee assesses the effectiveness of the external audit process which includes gaining feedback from key stakeholders at all levels across Unilever. The Audit Committee has considered the tenure, quality and fees of the

4	Unilever Chairman’s Letter and Notice of Meeting 2017

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2017 CONTINUED

auditors. The Audit Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. It is proposed, in accordance with Article 2:393 of the Dutch Civil Code, to assign KPMG Accountants N.V. to audit the Annual Accounts for the 2017 financial year.

AGENDA ITEM 21 – RESOLUTION

TO DESIGNATE THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED IN RESPECT OF THE ISSUE OF SHARES IN THE SHARE CAPITAL OF THE COMPANY

It is proposed to designate the Board of Directors as the company body, in accordance with Articles 2:96 and 2:96a of the Dutch Civil Code, to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers, acquisitions or strategic alliances. The authority is intended to give the Board of Directors flexibility in financing the Company in the most efficient manner and flexibility in the context of mergers, acquisitions or strategic alliances. The Board of Directors has no current intention to use this authority.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2018, being the last date by which the Company must hold an Annual General Meeting in 2018.

AGENDA ITEM 22 – RESOLUTION

TO AUTHORISE THE BOARD OF DIRECTORS TO PURCHASE SHARES AND DEPOSITARY RECEIPTS THEREOF IN THE SHARE CAPITAL OF THE COMPANY

Renewal of this authority is sought at the AGM each year. The Board of Directors has no present intention of exercising this authority, other than to hedge employee share plans, but believes that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buyback programme. Other than to hedge employee share plans, the Board of Directors will only buy back shares, including under such a share buyback programme when it considers that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

It is proposed to authorise the Board of Directors, in accordance with Article 2:98 of the Dutch Civil Code, to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2016 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than €0.01 (one euro cent) and not higher than 10% above the average of the closing price of the shares on the trading venue where the purchase is carried out for the five business days before the day on which the purchase is made.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2018, the last date by which the Company must hold an Annual General Meeting in 2018.

AGENDA ITEM 23 – RESOLUTION

TO REDUCE THE CAPITAL WITH RESPECT TO SHARES AND DEPOSITARY RECEIPTS THEREOF HELD BY THE COMPANY IN ITS OWN SHARE CAPITAL

It is proposed that the AGM resolves to reduce the issued share capital through cancellation of shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2016. Only shares held by the Company or for which the Company holds depositary receipts may be cancelled. Shares that the Company holds in treasury for hedging employee share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed with the Chamber of Commerce.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2018, the last date by which the Company must hold an Annual General Meeting in 2018.

Unilever Chairman’s Letter and Notice of Meeting 2017	5

INFORMATION ABOUT ATTENDING

THE ANNUAL GENERAL MEETING 2017

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 26 April 2017 at 1.30pm in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

RECORD DATE

ADMISSION TO THE AGM AND VOTING RIGHTS

The Board of Directors has determined that holders of shares or depositary receipts thereof on Wednesday 29 March 2017, after closing of the books (the ‘Record Date’) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date.

HOLDERS OF SHARES OR DEPOSITARY RECEIPTS HELD THEREOF VIA THE GIRO SYSTEM

ATTENDANCE INSTRUCTIONS

Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www.abnamro.com/evoting, until Wednesday 19 April 2017 at 5.30pm at the latest. The bank or broker will inform ABN AMRO who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.

PROXIES

Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/agm.

VOTING INSTRUCTIONS

Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions will be kept confidential and can be given until Wednesday 19 April 2017 at 5.30pm at the latest.

UNILEVER TRUST OFFICE

Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.

HOLDERS OF REGISTERED SHARES REGISTERED IN THE SHAREHOLDERS’ REGISTER

Holders of registered shares will be approached by SGG Financial Services B.V. (‘SGG’) individually. A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by SGG by Wednesday 19 April 2017 at 5.30pm at the latest.

IDENTIFICATION

We kindly request you to bring a valid proof of identity to the AGM.

ROUTE DESCRIPTION

The World Trade Center is located at Beursplein 37 in the heart of Rotterdam city centre and is best reached by train. Rotterdam Central Station is just a short walk. If you choose to come by car, you are advised to use Parking WTC-V&D, Leeuwenstraat 2 in Rotterdam. Route descriptions to both the WTC and the Parking WTC-V&D are available on our website, www.unilever.com/agm, and are available upon request by sending an e-mail to shareholder.services@unilever.com.

6	Unilever Chairman’s Letter and Notice of Meeting 2017

Appendix – Agenda item 6

Summary of the Unilever Share Plan 2017

The principal terms of the Unilever Share Plan 2017 (the ‘Plan’) are as follows:

1. Eligibility

Employees and Executive Directors of Unilever and designated subsidiaries and joint ventures are eligible to participate in the Plan. The Boards (or their delegate, which may include the Compensation Committee) will decide who will be granted awards and over how many shares. In practice, it is intended that Executive Directors and managers will be granted awards.

2. Types of awards

Awards under the Plan can take the form of:

–	‘conditional awards’ under which the participant receives shares for free automatically to the extent the award vests;

–	‘options’ under which the participant can buy shares, to the extent their award has vested, at a price (which may be zero) set when the option is granted; or

–	‘forfeitable shares’ under which the participant receives free shares on grant which must be given back to the extent the award lapses.

There is no current intention to grant options or forfeitable shares under the Plan.

3. Performance condition

An award may be granted on the basis that it will normally only vest to the extent that a performance condition, set at the time of grant, is satisfied.

Vesting of awards granted to Executive Directors will always be subject to a performance condition, except as otherwise permitted by the Directors’ Remuneration Policy.

Further details of the performance conditions for the first grants under the Plan are set out in the Chairman’s letter and in the Directors’ Remuneration Policy in the Unilever Annual Report and Accounts 2016.

4. Dividend equivalent

Options or conditional awards may be granted on the basis that the participant will receive dividend equivalents (in cash or additional shares) when and to the extent that the award vests or is exercised. The dividend equivalent may be calculated as if the dividends had been reinvested in additional Unilever shares.

5. Limits

In any ten year period, not more than 10% of the issued ordinary share capital of Unilever may be issued or be issuable under the Plan and all other employees’ share plans operated by Unilever. In addition, in any ten year period, not more than 5% of the issued ordinary share capital of Unilever may be issued or be issuable under awards granted under all discretionary share plans adopted by Unilever.

These limits do not include awards which have lapsed. Treasury shares transferred to satisfy an award will be counted as if new shares had been issued for so long as it is considered best practice to do so.

Awards granted to Executive Directors will be subject to the limits set out in the Directors’ Remuneration Policy prevailing at the time of grant.

6. Vesting of awards

Subject to any lower limits specified in the Directors’ Remuneration Policy prevailing at the time of grant, awards will normally vest (between 0% and 200%), to the extent any performance condition is met, at the end of a period set when the award is granted or the end of the period over which any performance condition is tested. The performance conditions for the proposed 2017 awards will be tested over four years.

An award may be granted on the basis that the participant is required to hold any shares received for a set period following vesting. Subject to this, shares will be issued or transferred to the participant (or an option may be exercised) from vesting.

7. Malus and clawback

Unilever can reduce the number of shares to be received on vesting of an award in the following events of:

–	a significant downward restatement of the financial results;

–	gross misconduct or gross negligence or other conduct which results in significant losses or reputational damage;

–	a material breach of Unilever’s Code of Business Principles or Code Policies.

If there is a significant downward restatement of financial results, Unilever can also require the participant to give back shares received on vesting within a two-year period (or pay a cash equivalent).

In addition, for Executive Directors specific reductions apply in accordance with Article 2:135, paragraph 7 of the Dutch Civil Code.

8. Leaving employment

An award will normally lapse if the participant leaves Unilever before it has vested. But if the participant leaves because of disability, ill health, injury, redundancy, retirement, sale of his employer or in other circumstances if Unilever allows, the award will continue in effect and vest at the normal time, to the extent that any performance condition has been satisfied. Alternatively, Unilever may decide that the award will vest on leaving (or on some later date), in which case, any performance condition will be tested to the date of leaving or the later date.

Where an award vests on or after leaving, the number of shares will be reduced to reflect the fact that the participant left early, unless Unilever decides otherwise. If a participant has been allowed or required to take some or all of any bonus in the form of an award, it will not normally lapse on leaving employment (on the basis that the bonus has already been earned).

If a participant dies, the award will vest at the date of death.

9. Takeovers and other corporate events

If there is a takeover of Unilever, the Boards will determine the extent to which any performance condition has been satisfied to that point and the proportion of the award which will vest. The Boards have discretion to pro-rate for time to reflect the fact that the award is vesting early. Alternatively, participants may be allowed or required to exchange their awards for awards over shares in the acquiring company. Awards may also be allowed to vest or be exchanged upon other corporate events occurring (such as demerger, reconstruction or reorganisation).

10. Rights issues, demergers, etc.

The number or type of shares subject to an award and/or the exercise price of an option may be adjusted to reflect a rights issue, special dividend, demerger or any variation in the share capital of Unilever.

Unilever Chairman’s Letter and Notice of Meeting 2017	7

11. General

Awards may be satisfied by the issue of new shares or the transfer of existing shares from treasury or otherwise. Alternatively, Unilever can decide to satisfy any award in cash instead of shares.

Any shares issued will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

Participants do not pay for the grant of an award.

Awards are not pensionable or transferable (except on death). Awards will normally only be granted within 42 days of the Annual General Meetings or other General Meetings or the announcement of Unilever’s results for any period. No awards can be granted more than ten years after the Plan’s approval by shareholders.

12. Amendments

The Boards can amend the Plan in any way but shareholder approval (by General Meeting) will be required to amend certain provisions to the advantage of participants. These provisions relate to eligibility, individual and Plan limits, the rights attaching to awards and shares, the adjustment of awards on a variation in Unilever’s share capital and the amendment powers.

Minor amendments can be made without shareholder approval to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. Performance conditions can also be amended, without shareholder approval, in accordance with their terms or if anything happens which causes Unilever reasonably to consider it appropriate to do so (subject to the prevailing Directors’ Remuneration Policy, where applicable).

8	Unilever Chairman’s Letter and Notice of Meeting 2017

UNILEVER N.V. Head Office and Registered Office Weena 455, PO Box 760 3000 DK Rotterdam The Netherlands T +31 (0)10 217 4000 Commercial Register Rotterdam Number: 24051830

UNILEVER PLC

Head Office

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

T +44 (0)20 7822 5252

Registered Office

Unilever PLC

Port Sunlight

Wirral

Merseyside CH62 4ZD

United Kingdom

Registered in England and Wales
Company Number: 41424

FOR FURTHER INFORMATION ABOUT UNILEVER PLEASE VISIT OUR WEBSITE: WWW.UNILEVER.COM